UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                              Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On March 13, 2019, Husky Energy Inc. (“Husky”) entered into an underwriting agreement in relation to its $750 million US offering of senior unsecured notes. The underwriting agreement is attached hereto as Exhibit “A.”

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 14, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

HUSKY ENERGY INC.

U.S. $750,000,000 4.400% Notes due 2029

TERMS AGREEMENT

March 13, 2019

Husky Energy Inc.

707 – 8th Avenue S.W.

Calgary, Alberta, Canada

T2P 1H5

Ladies and Gentlemen:

We, the Underwriters listed below (the “Underwriters”), for whom J.P. Morgan Securities LLC, Barclays Capital Inc., Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives (the “Representatives”) understand that Husky Energy Inc. (the “Company”) proposes to issue and sell US$750,000,000 aggregate principal amount of its 4.400% Notes due 2029 (the “Notes”). Subject to the terms and conditions set forth or incorporated by reference herein, the Underwriters offer to purchase, severally and not jointly, the respective amounts of Notes set forth opposite their names below at the purchase price set forth below. The Notes will be offered in the United States (and outside of Canada) through the Underwriters.

Underwriter	Principal Amount of the Notes

J.P. Morgan Securities LLC	US$ 120,000,000
Barclays Capital Inc.	US$ 105,000,000
Goldman Sachs & Co. LLC	US$ 105,000,000
Merrill Lynch, Pierce, Fenner &Smith Incorporated	US$ 105,000,000
CIBC World Markets Corp.	US$ 42,500,000
MUFG Securities Americas Inc.	US$ 42,500,000
RBC Capital Markets, LLC	US$ 42,500,000
BMO Capital Markets Corp.	US$ 37,500,000
Mizuho Securities USA LLC	US$ 37,500,000
Scotia Capital (USA) Inc.	US$ 37,500,000
SMBC Nikko Securities America, Inc.	US$ 37,500,000
TD Securities (USA) LLC	US$ 37,500,000
Total	US$ 750,000,000

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The Company agrees to make an intercompany loan represented by a demand note (the “Mirror Note”) of US$750,000,000 to Husky Oil Operations Limited (“HOOL”), a corporation organized under the laws of Alberta and a wholly-owned subsidiary of the Company. The Company agrees to ensure that Husky Oil Limited Partnership, a limited partnership established under the laws of Alberta and indirectly wholly-owned by the Company, will guarantee repayment of the Mirror Note (the “Guarantee”). The Company agrees to enter into a pledge agreement in order to pledge the Mirror Note and the Guarantee to and in favor of the Trustee for and on behalf of each of the holders of the Notes (the “Pledge” and, collectively with the Mirror Note and the Guarantee, the “Collateral Documents”).

In addition to the foregoing, the Notes shall have the following terms:

Title of Underwritten Securities:	4.400% Notes due 2029

Principal amount to be issued:	US$750,000,000

Interest rate:	4.400% per annum (interest calculated on a 360-day year of twelve 30-day months)

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2019

Regular Record Dates:	15 days immediately preceding an Interest Payment Date (whether or not a Business Day (as defined in the Indenture, dated as of September 11, 2007 between the Company and Wells Fargo Bank, National Association, as successor trustee))

Maturity Date:	April 15, 2029

Redemption provisions:

At any time prior to January 15, 2029 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes redeemed plus a make-whole premium of U.S. Treasury plus 30 bps and accrued but unpaid interest to the redemption date.

At any time on or after January 15, 2029 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes

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redeemed plus accrued but unpaid interest to the redemption date.

The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

Sinking fund requirements:	None

Initial public offering price:	99.939%, plus accrued interest, if any, from March 15, 2019

Net proceeds:	US$744,667,500

Purchase price:	99.289%, plus accrued interest, if any, from March 15, 2019

Applicable Time:	4:30 p.m. New York City time on March 13, 2019.

Form:	Registered Global Securities through the facilities of The Depository Trust Company

Closing Date and Location:	March 15, 2019, 10:00 a.m. New York City time, Osler, Hoskin & Harcourt LLP Suite 2500, TransCanada Tower 450 – 1st Street S.W. Calgary, Alberta, Canada T2P 5H1

Date referred to in Section 4(g) of the Basic Provisions after which the Company may offer or sell public unsecured debt securities in the United States without the consent of the Representatives:	The Closing Date.

Modification of items to be covered by the letter from KPMG LLP delivered pursuant to Section 5(h) of the Basic Provisions:	None

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All the provisions contained in the document attached as Annex A hereto entitled “Husky Energy Inc. – Debt Securities – Underwriting Agreement Basic Provisions” (the “Basic Provisions”) are hereby incorporated by reference in their entirety herein and shall be deemed to be a part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Terms defined in the Basic Provisions are used herein as therein defined. For all purposes of the Basic Provisions the term “Securities” used therein shall mean the Notes.

Please accept this offer by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us.

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Som Bhattacharyya
Name: Som Bhattacharyya
Title: Executive Director

BARCLAYS CAPITAL INC.

By:	/s/ Robert Stowe
Name: Robert Stowe
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Name: Adam Greene
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Robert J. Little
Name: Robert J. Little
Title: Managing Director

On behalf of themselves and the other Underwriters named on page 1 of this Terms Agreement.

[Signature Page to Terms Agreement]

Accepted:

HUSKY ENERGY INC.

By:	/s/ J.R. Hart
Name: J.R. Hart
Title: Chief Financial Officer

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Senior Vice President, General Counsel & Secretary

[Signature Page to Terms Agreement]

ANNEX A

HUSKY ENERGY INC.

DEBT SECURITIES

UNDERWRITING AGREEMENT BASIC PROVISIONS

Husky Energy Inc., a corporation organized under the laws of Alberta (the “Company”), proposes to sell the Securities described in greater detail in the Terms Agreement described below (the “Securities”). The Securities will be issued under an indenture (the “Indenture”) dated as of September 11, 2007, between the Company and Wells Fargo Bank, National Association, as successor trustee (the “Trustee”). Each issue of securities may vary as to the aggregate principal amount, maturity date, interest rate or formula and timing of payments thereof, redemption provisions, conversion provisions and sinking fund requirements, if any, and any other variable terms which the Indenture contemplates may be set forth in the Securities as issued from time to time.

This is to confirm the arrangements with respect to the purchase of Securities from the Company by the Representatives and the several Underwriters listed in the applicable terms agreement entered into between the Representatives and the Company (the “Terms Agreement”) to which this Underwriting Agreement Basic Provisions is Annex A. With respect to any particular Terms Agreement, the Terms Agreement, together with the provisions hereof incorporated therein by reference, is herein referred to as the “Agreement”. Terms defined in the Terms Agreement are used herein as therein defined.

Any reference herein to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein that were filed under the Exchange Act, the Canadian Securities Laws or Alberta Securities Law on or before the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be; any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act, Canadian Securities Laws or Alberta Securities Law after the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference; and any reference to the U.S. Final Prospectus shall be deemed to refer to the U.S. Final Prospectus as amended or supplemented in relation to the Securities in the form in which it is filed with the Commission pursuant to General Instruction II.L. of Form F-10 in accordance with Section 4(a) hereof, including any documents incorporated by reference therein as of the date of such filing. Certain terms used herein are defined in Section 19 hereof.

1.        Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter named in the Terms Agreement as of the date thereof, as follows:

(a)        The Company meets the eligibility requirements to use the Shelf Procedures and to file a short form prospectus with the Reviewing Authority; a preliminary short form shelf prospectus and a final short form shelf prospectus have been filed with the Reviewing Authority; a receipt has been obtained from the Reviewing Authority in respect of such short form shelf prospectus and any amendment thereto; no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority; the Company is a “reporting issuer” not in default under Alberta Securities Law and Canadian Securities Laws.

(b)        The Company meets the general eligibility requirements for use of Form F-10 under the Act, has filed the Registration Statement in respect of the Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement with the Commission and has caused the Trustee to prepare and file with the Commission a Statement of Eligibility and Qualification on Form T-1 (the “Form T-1”); the Registration Statement and any post-effective amendment thereto, in each case including the Canadian Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), each in the form heretofore delivered or to be delivered to the Representatives and, including exhibits to the Registration Statement and any documents incorporated by reference in the prospectus contained therein, to the Representatives for delivery by them to each of the other Underwriters, became effective under the Act in such form; no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission and no other document incorporated by reference in the prospectus contained therein has heretofore been filed with the Reviewing Authority, except for any documents filed with the Commission or the Reviewing Authority subsequent to the date of such effectiveness in the form (i) set forth on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) and publicly available on EDGAR at least one day prior to the date of the Terms Agreement or (ii) heretofore delivered to the Representatives for delivery by them to each of the other Underwriters; no stop order suspending the effectiveness of the Registration Statement has been issued and to the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission.

(c)        The Canadian Documents, when they were filed with the Reviewing Authority and incorporated by reference into the Canadian Final Prospectus, conformed in all material respects to the requirements of Alberta Securities Law and Canadian Securities Laws, the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to any applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder and any further documents so filed and incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Reviewing Authority or the Commission, will conform in all material respects to the requirements of Alberta Securities Law, Canadian Securities Laws or the Exchange Act, as applicable.

(d)        On the Effective Date the Registration Statement did and on the date it is first filed and on the Closing Date, the U.S. Final Prospectus will conform in all material respects with the Act and the Trust Indenture Act and the rules and regulations of the Commission under both the Act and the Trust Indenture Act; on the date it is first filed and on the Closing Date, the Canadian Final Prospectus will conform in all material respects with the applicable requirements of Alberta Securities Law and Canadian Securities Laws and the rules and regulations of the Reviewing Authority under Alberta Securities Law; the Registration Statement, as of the Effective Date and at the Applicable Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Canadian Final Prospectus and the U.S. Final Prospectus, did not as of their respective filing dates and will not as of the Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus (it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7(b) hereof), or to the Form T-1.

(e)        As of the Applicable Time, the Disclosure Package does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein; it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7(b) hereof.

(f)        At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Act) of the Securities, the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer. The Representatives have notified the Company of the earliest time that an offering participant made a bona fide offer of the Securities.

(g)        Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. Until such time as the U.S. Final Prospectus is available to the Underwriters, if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented. The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for use therein; it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7(b) hereof.

(h)        The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of Alberta with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, and is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration.

(i)        Each of the Company’s significant subsidiaries, “significant” as defined by Rule 1-02 of Regulation S-X (collectively, the “Significant Subsidiaries” and, individually, a “Significant Subsidiary”), has been duly formed and is validly existing as a corporation or partnership, as applicable, in good standing under the laws of the jurisdiction in which it is organized, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, and is duly qualified or registered to do business as an extra-jurisdictional corporation or partnership, as applicable, or a foreign corporation or partnership, as applicable, and, to the best of the Company’s knowledge, is in good standing under the laws of each jurisdiction which requires such qualification or registration. For greater certainty, any reference to “subsidiary” of the Company includes all direct and indirect subsidiaries of the Company and the term “subsidiary” as used hereinafter includes partnerships, including all direct and indirect partnership interests, and other equity interests unless otherwise indicated.

(j)        The Company has an authorized capitalization as set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares of capital stock, or other ownership interests, of each Significant Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, as applicable, and, except as otherwise set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, all outstanding shares of capital stock, or other ownership interests, of the Significant Subsidiaries, as applicable, are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances. The subsidiaries listed on Annex B to the Terms Agreement are the only Significant Subsidiaries of the Company and there are no other subsidiaries material to the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole.

(k)        There is no contract, agreement or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the headings “Certain Income Tax Consequences”, “Description of the Notes” and “Description of Debt Securities” insofar as such statements describe the provisions of the laws and documents therein, are accurate and fair summaries of such laws and documents in all material respects. Additionally, there are no reports or information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents, other than the prospectus supplement relating to the Securities required to be filed with the Reviewing Authority in connection with the Canadian Final Prospectus that have not been filed as required.

(l)        Each of the Company and its Significant Subsidiaries, as applicable, has full corporate or partnership power and authority, as applicable, to execute, deliver and perform its obligations under each of this Agreement, the Indenture and the Collateral Documents, if any, and each of this Agreement, the Indenture and the Collateral Documents, if any, has been duly authorized, executed and delivered by the Company and its Significant Subsidiaries, as applicable, and each of the Indenture and the Collateral Documents, if any, constitutes a valid and binding obligation of the Company and its Significant Subsidiaries, as applicable, enforceable in accordance with its terms.

(m)        No “nationally recognized statistical rating organization” as such term is defined for purposes of Section 3(a)(62) of the Exchange Act (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company’s retaining any rating assigned to the Company or any securities of the Company or (ii) has indicated to the Company that it is considering (a) the downgrading, suspension, or withdrawal of, or any review for a possible change that does not indicate the direction of the possible change in, any rating so assigned or (b) any change in the outlook for any rating of the Company or any securities of the Company other than an upgrade of any rating of the Company or any securities of the Company.

(n)        Since the respective dates as of which information is given in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus other than as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, (i) there has not occurred any material adverse change or any development involving a prospective material adverse change in the condition (financial or otherwise), prospects, earnings, business, or properties of the Company and its subsidiaries, taken as a whole, (ii) there has not been any material adverse change or any development involving a prospective material adverse change in the share capital or in the long-term debt of the Company or any of its subsidiaries, taken as a whole, and (iii) neither the Company nor any of its subsidiaries has incurred any liability or obligation, direct or contingent, which liability or obligation, singly or in the aggregate could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company or its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(o)        The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, will not be required to be registered as an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(p)        Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, no consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein or in connection with the Indenture or any of the Collateral Documents, if any, except such as have been obtained under the Act, Alberta Securities Law, the Business Corporations Act (Alberta), Canadian Securities Laws and the Exchange Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

(q)        Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated, including, without limitation, the execution and delivery of this Agreement, the Indenture and each of the Collateral Documents, if any, nor the fulfillment of the terms hereof and thereof will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the constating documents or by-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties, except, in the case of (ii) or (iii) above, such violation or default which would not result in a material adverse change or any development involving a prospective material adverse change in the condition (financial or otherwise), prospects, earnings, business, or properties of the Company and its subsidiaries, taken as a whole, or have a material adverse effect on the performance of this Agreement, the Indenture or any Collateral Documents, if any, or the consummation of any of the transactions contemplated hereby.

(r)        The consolidated historical financial statements and schedules of the Company included in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Alberta Securities Law, Canadian Securities Laws and the Exchange Act and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The selected financial data set forth under the caption “Selected Financial Information” in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement fairly present, on the basis stated under the caption “Selected Financial Information” in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, the information included therein.

(s)        Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement, the Indenture or any Collateral Documents, if any, or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business. Neither the Company nor any of its Significant Subsidiaries, as applicable, nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to the judgment, attachment in aid of execution or otherwise) under laws of Alberta and the laws of Canada applicable therein, except for such immunity from the jurisdiction of any court or from any legal process which would not under any circumstances result in a material adverse change or any development involving a prospective material adverse change in the condition (financial or otherwise), prospects, earnings, business, or properties of the Company and its subsidiaries, taken as a whole, or have a material adverse effect on the performance of this Agreement, the Indenture or any Collateral Documents, if any, or the consummation of any of the transactions contemplated hereby.

(t)        Each of the Company and of its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted, except (i) as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus or (ii) as would not result in a material adverse change or any development involving a prospective material adverse change in the condition (financial or otherwise), prospects, earnings, business, or properties of the Company and its subsidiaries, taken as a whole.

(u)        Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, neither the Company nor any subsidiary is in violation or default of (i) any provision of its constating documents or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, which violation or default would, in the case of clauses (ii) and (iii) above, either individually or in the aggregate with all other violations and defaults referred to in this paragraph (if any), have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(v)        KPMG LLP, Chartered Accountants, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included and incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to the Company within the meaning of the Exchange Act and the applicable published rules and regulations thereunder.

(w)        Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Company has filed all foreign, federal, provincial, state, municipal and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business); except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package or the U.S. Final Prospectus the Company has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(x)        Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, no labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(y)        Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause, except for such claims as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole.

(z)        Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, no Significant Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company.

(aa)      Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, each of the Company and its subsidiaries (i) is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof and (ii) possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses as described in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, except where the failure to possess such license, certificate, permit or authorization would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(bb)      The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(cc)      The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Alberta Securities Law, Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(dd)      Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business. Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, neither the Company nor any of the subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation, except where the realization of any potential liability as such a “potentially responsible party” would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(ee)      In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Company has concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(ff)      The Securities have been duly authorized, and, when the Securities are issued and delivered pursuant to this Agreement, such Securities will have been duly executed, authenticated, issued and delivered and, upon payment for the Securities by the Representatives to the Company, will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture; the Indenture, which is substantially in the form filed as an exhibit to the Registration Statement, has been duly authorized by the Company and, on the Closing Date, will have been validly executed and delivered by the Company and when validly executed and delivered by the Company (assuming the due authorization, execution and delivery by the Trustee) will constitute a valid and legally binding instrument, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); each of the Collateral Documents, if any, has been duly authorized and, assuming due authorization, execution and delivery thereof by the other parties thereto, if any, when executed and delivered by the Company and its subsidiaries, respectively, will constitute a legal, valid, binding instrument enforceable against the Company and its subsidiaries, respectively, in accordance with its terms (except as the enforcement thereof may be limited by bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of each of the Collateral Documents, if any, the Indenture or the Securities issued thereunder; and each of the Collateral Documents, if any, and the Indenture conforms, and the Securities will conform, in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus with respect to such Securities. The form of Indenture filed as an exhibit to the Registration Statement conforms in all material respects to the requirements of the Trust Indenture Act and the executed Indenture will be substantially the same as the form of Indenture.

(gg)      The Company and its subsidiaries have generally satisfactory title to all of their real property in accordance with good practice in the oil and gas industry in the areas in which the Company and its subsidiaries operate and are not aware of any defect or alleged defect in any such title, except for such defects which individually or in the aggregate would not result in a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company or its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business and good title to all personal property owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects, except (i) such as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, or (ii) such as are not material in amount or do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any material real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, in each case except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, and in all such cases except where the failure to have such title or hold such leases would not singly or in the aggregate have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company or its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(hh)     All interest and other distributions on the Securities will not be subject to withholding or other taxes under the laws and regulations of Canada and are otherwise free and clear of any other tax, withholding or deduction in Canada without the necessity of obtaining any Governmental Authorization in Canada.

(ii)      Except as disclosed in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, or except as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, to the knowledge of the Company: (i)(x) there has been no security breach or other compromise of or relating to any of the Company’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) there has been no event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (ii) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification. To the knowledge of the Company, the Company and its subsidiaries have implemented backup and disaster recovery technology substantially consistent with industry standards and practices.

(jj)      Neither the Company nor any of its subsidiaries, nor any director, officer or employee of the Company or any of its subsidiaries nor, to the knowledge of the Company, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer or employee of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) violated in any material respect any applicable laws regarding political activity, political campaigns or election laws; or (ii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder, or any other applicable anti-bribery or anti-corruption law. The Company and its subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(kk)     The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ll)      Neither the Company nor any of its subsidiaries, directors, officers or employees, nor, to the knowledge of the Company, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), the Canadian government or other applicable sanctions authority (collectively, “Sanctions”), nor is the Company, nor any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions by a sanctions authority applicable to the Company (including those sanctions authorities listed above in this paragraph), including, without limitation, Cuba, Iran, North Korea, Syria and Crimea (each, a “Sanctioned Country”).

(mm)   The Company shall not use, and shall ensure that none of its subsidiaries shall use, and its or their respective directors, officers, employees and agents shall not use, the proceeds of the offering of the Securities hereunder (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Sanctions, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Country or any person that at the time of such funding, financing or facilitation is subject to Sanctions, or in a manner that violates any applicable Sanctions, in a Sanctioned Country, or (c) in any manner that would result in the violation of any Sanctions. For the past three years, the Company and its subsidiaries have not knowingly engaged in, and are not now knowingly engaged in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(nn)    Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

(oo)    The Company has made available to Sproule Associates Limited (“Sproule”), prior to the issuance of its audit opinion dated as of January 31, 2019 all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided.

(pp)      Except with respect to changes in the prices of oil and gas, the Company does not have any knowledge of a material adverse change in any production, cost, reserves or other relevant information used in the Company’s preparation of the Reserves Disclosure; the Company believes that the Reserves Disclosure reasonably presents the quantity and pre-tax net present value of future net revenue attributable to the liquids and natural gas properties evaluated in such report as at its effective date based upon information available at the time such reserves information was prepared, and the Company believes that at the date of such report it did not overstate the aggregate quantity or pre-tax net present worth values of such reserves or estimated annual production volumes therefrom.

(qq)      The Company is not aware of any defects in title to its core oil and gas properties or its material assets and facilities which are used in the production and marketing of oil and gas that, in the aggregate, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.

(rr)      The information set forth or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus relating to the estimates by the Company of the proven and probable oil and gas reserves as at the dates specified have been reviewed and verified by the Company and the reserves information has been prepared in accordance with generally accepted definitions, engineering and evaluation principles and other criteria applicable in the oil and gas industry in Canada.

(ss)      The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); and such disclosure controls and procedures are effective to perform the functions for which they are established.

2.        Purchase and Sale. The obligations of the Underwriters to purchase, and the Company to sell, the Securities shall be evidenced by the Terms Agreement. The Terms Agreement specifies the principal amount of the Securities, the names of the Underwriters participating in the offering (subject to substitution as provided in Section 8 hereof) and the principal amount of Securities which each Underwriter severally has agreed to purchase, the purchase price to be paid by the Underwriters for the Securities, the initial public offering price, if any, of the Securities and any terms of the Securities not already specified in the Indenture pursuant to which they are being issued (including, but not limited to, designations, denominations, current ratings, interest rates or formulas and payment dates, maturity dates, conversion provisions, redemption provisions and sinking fund requirements).

Each Underwriter hereby represents and agrees, severally and not jointly, that it will not, to the best of its knowledge, after reasonable inquiry, distribute the Securities purchased by it hereunder to residents of Canada. Each Underwriter represents, severally and not jointly, that it has not undertaken and will not undertake any advertisement or solicitation in furtherance of the distribution of the Securities in Canada. Each Underwriter further agrees, severally and not jointly, that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar agreement with respect to the Securities that may be entered into by such Underwriter in connection with the offering.

3.        Delivery and Payment. Delivery of and payment for the Securities shall be made on the date and at the time specified in the Terms Agreement or at such time on such later date not more than five Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 8 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct and agree to with the Company.

4.        Agreements. The Company agrees with the Representatives and the several Underwriters named in the Terms Agreement that:

(a)       Prior to the termination of the offering of the Securities, the Company will not file any amendment to the Registration Statement or supplement (including the Canadian Final Prospectus, the U.S. Final Prospectus or any Preliminary Final Prospectus) to the Basic Prospectus unless the Company has furnished a copy to the Representatives for their review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object. Subject to the foregoing sentence and immediately following the execution of the Terms Agreement, the Company will prepare the Canadian Final Prospectus and the U.S. Final Prospectus in relation to the Securities in a form approved by the Representatives and shall file (i) such Canadian Final Prospectus with the Reviewing Authority in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the business day following the date of the filing thereof with the Reviewing Authority. The Company will prepare a final term sheet, containing solely a description of the Securities, in a form approved by the Representatives and will file such term sheet pursuant to Rule 433(d) within the time required by such Rule and will promptly file all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Securities Act. The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to Alberta Securities Law and Canadian Securities Laws and with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a)) is required under the Act in connection with the offering or sale of the Securities, and during such same period will advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Basic Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities; and the Company will use its commercially reasonable best efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use its commercially reasonable best efforts to obtain the withdrawal of such order as soon as possible.

(b)        If, at any time when a prospectus relating to the Securities (or in lieu thereof, the notice referred to in Rule 173(a)) is required to be delivered under the Act, any event occurs as a result of which the Canadian Final Prospectus or the U.S. Final Prospectus, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus or the U.S. Final Prospectus to comply with Alberta Securities Law, Canadian Securities Laws, the Act or the Exchange Act, or the respective rules thereunder, the Company will promptly (1) notify the Representatives of such event, (2) prepare and file with the Reviewing Authority and the Commission, subject to the first sentence of paragraph (a) of this Section 4, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Canadian Final Prospectus and U.S. Final Prospectus to the Representatives in such quantities as they may reasonably request.

(c)        The Company will make generally available to its security holders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(d)        The Company will furnish to the Representatives and counsel for the Underwriters, without charge, copies of the Registration Statement (including exhibits thereto) and to the Representatives for delivery to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act, as many copies of each Preliminary Final Prospectus, Issuer Free Writing Prospectus and U.S. Final Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(e)        The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate upon consultation with the Company and will maintain such qualifications in effect so long as required for the distribution of the Securities and will pay any applicable fee of the

Financial Industry Regulatory Authority, Inc., in connection with its review of the offering; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.

(f)        The Company agrees that, other than the final term sheet prepared and filed pursuant to Section 4(a) hereof, unless it obtains the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has obtained the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company or retained by the Company under Rule 433, other than the information contained in Annex C to the Terms Agreement; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Annex C to the Terms Agreement (including the final term sheet prepared and filed pursuant to Section 4(a) hereof). Any such free writing prospectus permitted above or consented to by the Representatives, each Underwriter and the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(g)        The Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction, until the Business Day set forth in the Terms Agreement.

(h)        The Company will furnish to the Trustee of the Securities reports and other information in accordance with the requirements specified in Section 705 of the Indenture.

(i)        The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), each Issuer Free Writing Prospectus and the U.S. Final Prospectus, and each amendment or supplement to any of them, and with the Reviewing Authority of each Preliminary Final Prospectus and the Canadian Final Prospectus and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Final Prospectus, each Issuer Free Writing Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification) and the preparation and printing of any blue sky memorandum; (v) the transportation and other expenses in connection with presentations to prospective purchasers of the Securities; (vi) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (vii) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (viii) any fees charged by securities rating services for rating the Securities; and (ix) all other costs and expenses of the Company incident to the performance by the Company of its obligations hereunder.

(j)        The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Alberta Securities Law, Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(k)        The Company will use the net proceeds received by the Company from the sale of the Securities pursuant to this Agreement in the manner specified under the caption “Use of Proceeds” in the Canadian Final Prospectus, the Disclosure Package and U.S. Final Prospectus in relation to the Securities.

(l)        The Company shall, for a period of two years from the date hereof, ensure that all reports filed with the Commission on Forms 40-F, 20-F and 6-K, as applicable, or such similar forms as may be designated by the Commission, annual information forms, management proxy circulars and such other documents as shall be furnished by the Company to its shareholders generally (collectively, the “Filings”) are either delivered to the Representative or are (i) publicly available on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) or an equivalent electronic database authorized by the Commission or (ii) are publicly available on SEDAR (System for Electronic Document Analysis and Retrieval).

(m)        Neither the Company nor any of its subsidiaries will take, directly or indirectly, any action that will result in a violation by any U.S. person participating in the offering of Sanctions with respect to the sale of the Securities hereunder and the use of proceeds thereof. Without limiting the foregoing, the Company will not use the proceeds of the sale of the Securities to fund any activities or business with any entity or individual with respect to which U.S. persons are prohibited from doing business under the Sanctions;

provided, however, that the Company makes no covenant under this paragraph that would violate any Canadian law.

5.        Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities pursuant to a Terms Agreement shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Applicable Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions of this Section, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)        (i) The Canadian Final Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 4(a) hereof and (iii) the final term sheet contemplated by Section 4(a) hereof, and any other material required to be filed by the Company pursuant to Rule 433(d) shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the Commission or the Reviewing Authority.

(b)       The Company shall have requested and caused Norton Rose Fulbright US LLP, U.S. counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)    The Agreement has been executed and delivered by the Company to the extent such execution and delivery are governed by the laws of the State of New York.

(ii)    The Indenture constitutes a valid and binding obligation of the Company under New York law, enforceable against the Company in accordance with its terms. The Indenture has been qualified under the Trust Indenture Act.

(iii)   The Securities, when authenticated by the Trustee in accordance with the terms of the Indenture and delivered against payment therefor in accordance with the terms of the Agreement, will constitute valid and binding obligations of the Company under New York law, enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.

(iv)   No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court of the United States or the State of New York is required in connection with the execution, delivery or performance of the Agreement, the Collateral Documents and the Indenture by the Company, or in connection with the issuance or sale of the Securities by the Company to the

Underwriters, except (i) such as may be required under state securities or “blue sky laws” or (ii) such as have been obtained or made under the Act, the Exchange Act or the Trust Indenture Act.

(v)       The statements contained in the Disclosure Package and the U.S. Final Prospectus under the captions “Description of Debt Securities,” “Description of the Notes” and “Certain Income Tax Consequences-Material U.S. Federal Income Tax Consequences,” insofar as such statements purport to summarize legal matters or provisions of documents referred to therein, present fair summaries of such legal matters and documents in all material respects.

(vi)      The Company is not and, solely after giving effect to the offering and the sale of the Securities and the application of the net proceeds from such sale as described in the Disclosure Package and the U.S. Final Prospectus under the caption “Use of Proceeds”, will not be, required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940.

(vii)     The (i) execution, delivery and performance of the Agreement, the Collateral Documents and the Indenture by the Company, (ii) issuance and sale of the Securities by the Company, and (iii) compliance with the terms and provisions thereof by the Company will not violate any law or published regulation known to such counsel to be generally applicable to transactions of this type (other than federal or state securities or “blue sky” laws, as to which such counsel need not express an opinion in this paragraph), or any order or decree of any court, arbitrator or governmental agency that is binding upon the Company or its properties or violate or result in a default under any agreement to which the Company is a party or bound (such opinion being limited (a) to those orders and decrees identified on Exhibit A attached to such counsel’s opinion and to those agreements identified on Exhibit B attached to such counsel’s opinion and (b) that such counsel need not express an opinion with respect to any violation or default (1) not readily ascertainable from the face of any such order, decree or agreement, (2) arising under or based upon any cross-default provision insofar as it relates to a violation or default under an agreement not identified on Exhibit B attached to such counsel’s opinion or (3) arising as a result of any violation of or default under any agreement or covenant by failure to comply with any financial or numerical requirement requiring computation).

(viii)     Under the laws of the State of New York relating to personal jurisdiction, (i) pursuant to Section 13 of the Agreement and Section 113 of the Indenture, the Company has (A) validly submitted to the non-exclusive personal jurisdiction of any state or federal court in New York City in any action arising out of or based upon the Agreement or the Indenture or the transactions contemplated therein, (B) to the extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such court, and (C) validly appointed CT Corporation System as its authorized agent for service of process, and (ii) service of process in the manner set forth in Section 13 of the Basic Provisions and Section 113 of the Indenture will be effective insofar as the law of the State of

New York is concerned to confer valid non-exclusive personal jurisdiction of such court over the Company.

(ix)    The Registration Statement, at its most recent effective date under the Act, the Form F-X, as of its date, and the U.S. Final Prospectus, as of its date, appeared on their face to comply as to form in all material respects with the requirements of the Act and the rules and regulations of the Commission thereunder, except that such counsel need not express a view with respect to (i) the financial statements, financial schedules and other financial data included or incorporated by reference therein or (ii) the information referred to under the caption “Experts” in the U.S. Final Prospectus as having been included or incorporated by reference therein on the authority of KPMG LLP or Sproule as experts.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

In addition, such counsel shall state that it has participated in the preparation of the Preliminary Final Prospectus prepared for use in the United States and the term sheet prepared and to be filed pursuant to Section 4(a) of this Agreement (collectively, the “Pricing Disclosure Package”) and the U.S. Final Prospectus and has had discussions with certain officers, directors and employees of the Company, with representatives of Canadian counsel to the Company, with representatives of the Company’s independent registered public accounting firm, with the Underwriters and with counsel to the Underwriters concerning the information contained or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the U.S. Final Prospectus, and although such counsel has not independently verified and is not passing upon, and does not assume any responsibility for, the accuracy, completeness or fairness (except as and to the extent set forth in paragraph (v) above) of the information contained or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the U.S. Final Prospectus, based upon such counsel’s participation and discussions set forth above (relying in respect of questions of fact to the extent such counsel deems appropriate upon discussions with officers or other representatives of the Company), however, no facts have come to such counsel’s attention that cause it to believe that the Registration Statement, as of its most recent effective date under the Act, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, that the Pricing Disclosure Package, as of the Applicable Time, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the U.S. Final Prospectus, as of its date or on the Closing Date, included or includes any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that such counsel need not express a view with respect to (i) the financial statements, financial schedules and other financial data included or incorporated by reference therein or (ii) the information referred to under the caption “Experts” in the U.S. Final Prospectus as having been included or incorporated by reference therein on the authority of KPMG LLP or Sproule as experts.

(c)        Osler, Hoskin & Harcourt LLP, Canadian counsel for the Company, shall have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)     Each subsidiary listed on Annex B to the Terms Agreement (individually a “Canadian Subsidiary” and, collectively the “Canadian Subsidiaries”) is a corporation or partnership duly incorporated or organized, respectively, validly existing and in good standing (with respect to the filing of required reports) under the laws of the jurisdiction in which it is incorporated or organized, as the case may be. The Company and each of the Canadian Subsidiaries have all necessary corporate or partnership power and authority, as applicable, to own and hold their respective properties and conduct their respective businesses as described in each of the Canadian Final Prospectus and the Disclosure Package and have taken all requisite corporate or partnership action, as applicable, and have received and are in compliance with all governmental, judicial and other authorizations, approvals and orders, if any, that are necessary to enter into and perform this Agreement, the Indenture, each of the Collateral Documents, if any, and the Securities.

(ii)    The Company has been duly organized and is validly existing as a corporation under the Business Corporations Act (Alberta) (the “ABCA”), has corporate power and authority to own, lease and operate its properties and conduct its business as described in each of the Canadian Final Prospectus and the Disclosure Package, and the Company and each Canadian Subsidiary is duly qualified as an extra-provincial or foreign corporation or partnership to transact business in each jurisdiction in Canada in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole.

(iii)   To such counsel’s knowledge (without having made any special inquiries in this regard), other than as set forth in the Canadian Final Prospectus and the Disclosure Package, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which such counsel has reasonable cause to believe would, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole and, to such counsel’s knowledge (without having made any special inquiries in this regard), no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(iv)    This Agreement has been duly authorized and, to the extent execution and delivery are matters governed by the laws of the Province of Alberta or the federal laws of Canada applicable therein, executed and delivered by the Company.

(v)     The Securities have been duly authorized by the Company and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in the Indenture and under New York law, the Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Alberta or the federal laws of Canada applicable therein, issued, executed and delivered by the Company; the Securities are in the form contemplated by the Indenture and conform in all material respects to the description thereof in each of the Canadian Final Prospectus and the Disclosure Package.

(vi)    The Indenture has been duly authorized and, to the extent execution and delivery are matters governed by the laws of the Province of Alberta or the federal laws of Canada applicable therein, executed and delivered by the Company; the Indenture conforms in all material respects to the description thereof in each of the Canadian Final Prospectus and the Disclosure Package.

(vii)   Each of the Collateral Documents has been duly authorized, executed and delivered, and constitutes a legal, valid and binding instrument enforceable against the Company and its Canadian Subsidiaries, as applicable, in accordance with its terms (subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity).

(viii)  The issue and sale of the Securities and the compliance by the Company and its Canadian Subsidiaries, as applicable, with all of the provisions of the Securities, each of the Collateral Documents, if any, the Indenture, the Agreement and the consummation of the transactions therein contemplated (A) do not and will not conflict with or result in a breach or violation of provisions of the constating documents, by-laws or partnership agreements, as applicable, of the Company or any Canadian Subsidiary, (B) to such counsel’s knowledge (without having made any special inquiries in this regard) and assuming that the proceeds from the sale of the Securities are used for the purposes described under the heading “Use of Proceeds” in each of the Canadian Final Prospectus and the Disclosure Package, do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any of its Canadian Subsidiaries under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument that is described or referred to in each of the Canadian Final Prospectus and the Disclosure Package to which the Company or any of its Canadian Subsidiaries is a party or by which the Company or any of its Canadian Subsidiaries is bound or to which any of the assets of the Company or any of its Canadian Subsidiaries is subject except where such default in this clause (B) would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, or (C) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of any existing Canadian federal or Alberta provincial statute or regulation or, to such counsel’s knowledge (without having made any special inquiries in this regard), any judgment, order or decree of any Canadian federal or Alberta provincial, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction over the Company or any of its Canadian Subsidiaries or any of their properties or assets (each a “Governmental Authority”).

(ix)    Each of the Collateral Documents that purports to create a lien, charge or security interest creates under the laws of Alberta, to and in favor of the Trustee, a valid security interest in the present right, title and interest of the Company, in the collateral expressed to be mortgaged, pledged and charged thereunder and in each case to directly or indirectly secure payment and performance of the obligations of the Company under the Indenture.

(x)     No consent, approval, authorization, permit, order, registration or qualification of or with any Governmental Authority is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by the Agreement, each of the Collateral Documents, if any, or the Indenture, except such as have been obtained under the ABCA and applicable Alberta Securities Law and Canadian Securities Laws.

(xi)    Each of the Collateral Documents that purports to create a lien, charge or security interest (or a notice with respect thereto) has been filed, registered or recorded in all public offices where the filing, registration or recording thereof is necessary as at the Closing Date under the laws of Alberta to create, preserve, perfect and protect any mortgages, assignments, pledges, charges or security interests (in respect of personal property only) expressed to be constituted thereby, as described in Schedule “A” to the opinion. The details of all registrations, filings or recordings are set out in Schedule “A”.

(xii)   The Canadian Final Prospectus, the Preliminary Final Prospectus, the final term sheet prepared and filed in accordance with the Agreement and the U.S. Final Prospectus and each document incorporated by reference therein have been duly approved by the board of directors of the Company where necessary or appropriate under the ABCA and applicable Alberta Securities Law and Canadian Securities Laws and the Canadian Final Prospectus has been duly executed on behalf of the Company in accordance with applicable Alberta Securities Law and Canadian Securities Laws.

(xiii)  The documents incorporated by reference in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus (other than the financial statements and related reports thereon or schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion), as of their respective dates and the dates they were filed with the Reviewing Authority, comply as to form in all material respects with the requirements of the applicable Alberta Securities Law and Canadian Securities Laws as interpreted and applied by the Reviewing Authority.

(xiv)      The Company has received appropriate receipts from the Reviewing Authority for the Canadian Final Prospectus and any amendments thereto filed under the applicable Alberta Securities Law and Canadian Securities Laws and to the best of such counsel’s knowledge the Reviewing Authority has not revoked any such receipts; no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authority and to the knowledge of such counsel (without having made any special enquiries in this regard), no proceedings for that purpose have been initiated or are pending or contemplated by the Reviewing Authority; the Canadian Final Prospectus (other than the financial statements and related reports thereon or schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion) complies as to form in all material respects with the requirements of the applicable Alberta Securities Law and Canadian Securities Laws as interpreted and applied by the Reviewing Authority.

(xv)      The statements as to Canadian taxation set forth in the Canadian Final Prospectus and the Disclosure Package relating to the offering of the Securities under the heading “Certain Income Tax Consequences” are correct.

(xvi)      A court of competent jurisdiction in the Province of Alberta (a “Canadian Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Indenture, the Agreement and the Securities, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is applied by a Canadian Court. In such counsel’s opinion, there are no reasons under the laws of the Province of Alberta or the federal laws of Canada applicable therein for avoiding the choice of New York law to govern the Indenture, the Agreement and the Securities.

(xvii)    In an action on a final and conclusive judgment for a fixed sum of money of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a Canadian Court (A) would not refuse to recognize the jurisdiction of the court rendering such judgment on the basis of process being served on the Authorized Agent as the agent of the Company to receive service of process in the United States under the Indenture and the Agreement provided the Company has not purported to revoke the appointment or the Authorized Agent has not terminated the agency or otherwise rendered service on it ineffective and (B) would give effect to the provisions in the Indenture and the Agreement whereby the Company submits to the non-exclusive jurisdiction of a New York Court.

(xviii)  If the Indenture, the Agreement, or the Securities are sought to be enforced in the Province of Alberta in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a Canadian Court would, subject to paragraph (xvii) above and to the extent specifically pleaded and proved as a fact by expert evidence, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law to all issues that under the conflict of laws rules of the Province of Alberta are to be determined in accordance with the proper or general law of a contract, provided that none of the provisions of the Indenture, the Agreement or the Securities, or of New York law, are contrary to public policy as that term is applied by a Canadian Court; provided, however, that, in matters of procedure, the laws of the Province of Alberta will be applied, including the Limitations Act (Alberta), and a Canadian Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is applied by a Canadian Court, for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere. In such counsel’s opinion, there are no reasons under the laws of the Province of Alberta or the federal laws of Canada applicable therein and no reasons, to such counsel’s knowledge, with respect to the application of New York law by a Canadian Court, for avoiding enforcement of the Indenture, the Agreement or the Securities, based on public policy, as that term is applied by a Canadian Court.

(xix)    The laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a Canadian Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Agreement or the Securities that is not impeachable as void or voidable under New York law for a sum certain if: (A) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is applied by a Canadian Court, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (B) the enforcement of such judgment would not constitute, directly or indirectly, the enforcement of foreign laws which a Canadian Court would characterize as revenue, expropriatory or penal laws or other laws of a public nature; (C) the action to enforce such judgment is commenced within applicable limitation periods; (D) a court rendering such judgment had jurisdiction over the judgment debtor as recognized by the courts of the Province of Alberta and there was a real and substantial connection between the parties, the cause of action and New York or the judgment debtor had attorned to the jurisdiction of the New York Court (in such counsel’s opinion, submission under the provisions of the Indenture, the Agreement and the Securities to the jurisdiction of a New York Court will be such an attornment) and the judgment debtor was properly served in the action leading to such judgment; (E) no new admissible evidence relevant to the action is discovered prior to rendering of judgment by the court in the Province of Alberta; (F) that judgment did not contain a manifest error on its face; (G) that judgment did not conflict with another final and conclusive judgment in the same cause of action; except that the Canadian Court might stay the action to enforce the New York judgment if an appeal of the

New York judgment was pending or time for an appeal had not expired; and (H) performance of the Underwriting Agreement, the Securities, or the Indenture is not illegal under the laws of the place of performance. In such counsel’s opinion, there are no reasons under the laws of the Province of Alberta or the federal laws of Canada applicable therein for avoiding recognition of judgments of a New York Court under the Indenture, the Agreement or the Securities based on public policy, as that term is applied by a Canadian Court.

Notwithstanding the foregoing, the Canadian Court:

(a)         might refuse to enforce any judgment with respect to the amount by which, if any, interest accruing from the date of judgment at the rate specified in the judgment exceeds the rate of interest prescribed by the applicable statute or regulation from time to time as the rate of interest which shall accrue on judgments from the date of such judgment in the Province of Alberta, as applicable;

(b)         would recognize a judgment in a foreign currency on the basis of a conversion into Canadian dollars at the applicable rate of exchange on the date specified by the Court; and

(c)         might refuse to enforce such judgment where dispute between the same parties, based on the same facts and having the same objective, has given rise to a decision rendered in the Province of Alberta, whether it has acquired the authority of a final judgment or not, or is pending before a Court of the Province of Alberta, as applicable, in the first instance, or has been decided in a third jurisdiction.

(xx)       The Company is a “reporting issuer” as defined under Alberta Securities Law and is not on the list of defaulting reporting issuers maintained by Alberta Securities Commission pursuant to Alberta Securities Laws.

(xxi)      The Company is eligible to file a short form prospectus with the Reviewing Authority in respect of the Securities and to use the Shelf Procedures.

(xxii)     The Indenture and the issuance of the Securities thereunder are subject to and comply with the ABCA; and no registration, filing or recording of the Indenture under the laws of the Province of Alberta or the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder.

(xxiii)    Such counsel does not know of any statutes or regulations of the province of Alberta or the federal laws of Canada applicable therein, or any pending or threatened legal proceedings or proceedings by a Governmental Authority required to be described in the Canadian Final Prospectus that are not described as required.

(xxiv)     The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Securities and the Indenture.

(xxv)      The form of definitive global security certificate representing the Securities has been duly approved and adopted by the Company.

(xxvi)     The statements included in the Canadian Final Prospectus under the heading “Statutory Rights of Withdrawal and Rescission” and in the first two paragraphs under the heading “Indemnification” in the Registration Statement insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(xxvii)    The Canadian Final Prospectus (other than the financial statements and other financial information included or incorporated by reference therein, as to which such counsel need express no opinion) as of its issue date, complies as to form in all material respects with the applicable requirements of Alberta Securities Law and Canadian Securities Laws, including the Shelf Procedures, as interpreted and applied by the Reviewing Authority.

(xxviii)   There are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required, and there are no documents required to be filed with the Reviewing Authority in connection with the Canadian Final Prospectus that have not been filed as required.

Such Canadian counsel may limit their opinion to the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(d)      The Representatives shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(e)      The Company shall have furnished to the Representatives a certificate of the Company, signed by a senior executive officer and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that:

(i)    the signers of such certificate have carefully examined the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, any supplements to the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus and this Agreement;

(ii)     the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(iii)    no stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened by the Reviewing Authority or the Commission; and

(iv)    since the date of the most recent financial statements included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

(f)        A receipt shall have been obtained from the Reviewing Authority in respect of the Basic Prospectus and the Canadian Final Prospectus shall have been filed with the Reviewing Authority as promptly as practicable after the date hereof and, in any event, within the time period prescribed under the Shelf Procedures. No order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company shall have been issued by the Reviewing Authority or any stock exchange and no proceedings for that purpose shall have been issued by the Reviewing Authority or any stock exchange and any request for additional information shall have been complied with.

(g)        The Registration Statement shall have become effective under the Act prior to the Applicable Time or at such later time or on such later date as the Representatives shall have agreed to in writing. The U.S. Final Prospectus shall have been filed in the manner and within the time period required by General Instruction II.L. of Form F-10; and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted by the Commission and any request for additional information shall have been complied with.

(h)        At the Closing Date and at or prior to the Applicable Time, the Representatives shall have received from KPMG LLP a letter or letters dated such date or dates, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter or letters for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information included or incorporated by reference in the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus.

(i)      Subsequent to the Applicable Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof subsequent to the Applicable Time), the Canadian Final Prospectus (exclusive of any supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any supplement thereto subsequent to the Applicable Time), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (h) of this Section 5 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any supplement thereto subsequent to the Applicable Time), the Disclosure Package and the U.S. Final Prospectus (exclusive of any supplement thereto subsequent to the Applicable Time), the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof subsequent to the Applicable Time) and the Canadian Final Prospectus (exclusive of any supplement thereto prior to the Applicable Time), the Disclosure Package and the U.S. Final Prospectus (exclusive of any supplement thereto subsequent to the Applicable Time).

(j)      Subsequent to the Applicable Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(k)     The Trustee, the Company and each subsidiary which is a party thereto shall have entered into the Collateral Documents, if any, and the Representatives shall have received counterparts, conformed as executed, thereof.

(l)      Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 5 shall not have been fulfilled in all material respects when and as provided in this Agreement, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 5 shall be delivered at the office of Osler, Hoskin & Harcourt LLP, counsel for the Company, at Suite 2500, TransCanada Tower, 450 - 1st Street S.W., Calgary, Alberta, on the Closing Date or such other place as the Representatives shall so instruct.

6.      Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 5 hereof is not satisfied, because of any termination pursuant to Section 9 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities; provided, however, that solely for the purpose of this Section 6, the condition set forth in Section 5(i)(ii) shall not include a change, or any development involving a prospective change affecting the condition (financial or otherwise), earnings, business or properties of Canadian oil and gas companies taken as a whole and which materially affects substantially all such companies.

7.          Indemnification and Contribution.

(a)        The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers and employees as well as each agent, identified by the Underwriter to the Company on or before the Closing Date, of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) or the information contained in the final term sheet required to be prepared and filed pursuant to Section 4(a) above or in all cases any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)        Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, agents and officers who sign the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the

Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the following statements set forth in the second-last paragraph of the cover page regarding delivery of the Securities, and under the heading “Underwriting” in any Preliminary Final Prospectus, Canadian Final Prospectus and U.S. Final Prospectus: (i) the list of Underwriters and their respective participation in the sale of the Securities, (ii) the first and second sentences of the fourth paragraph related to concessions and reallowances and (iii) the seventh, eighth, ninth and thirteenth paragraphs related to stabilization, syndicate covering transactions, penalty bids and business activities of the Underwriters constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Final Prospectus, the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus or the Disclosure Package.

(c)        Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ one separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)        In the event that the indemnity provided in paragraph (a) or (b) of this Section 7 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

8.        Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in the Terms Agreement bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in the Terms Agreement, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 8, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

9.        Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in common shares of Husky Energy Inc. shall have been suspended by the Reviewing Authority or the Toronto Stock Exchange, (ii) trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on any of such exchanges, (iii) a banking moratorium shall have been declared either by authorities in the United States, Canada or New York, (iv) a change or development involving a prospective change in Canadian taxation affecting the Securities or the transfer thereof or the imposition of exchange controls by the United States or Canada, or (v) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Canadian Final Prospectus (exclusive of any supplement thereto), the Disclosure Package (exclusive of any supplement thereto) and the U.S. Final Prospectus (exclusive of any supplement thereto).

10.        Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 7 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 6 and 7 hereof shall survive the termination or cancellation of this Agreement.

11.        Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Representatives as set out in the Terms Agreement; or, if sent to the Company, will be mailed, delivered or telefaxed to Husky Energy Inc. at (403) 298-7464 and confirmed to it at 707-8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5, attention of the Chief Financial Officer, with the Treasury Department copied on any such communications.

12.        Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 7 hereof, and no other person will have any right or obligation hereunder.

13.        Submission to Jurisdiction; Agent for Service; Waiver of Immunities. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed the Authorized Agent as its authorized agent upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated thereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under this Agreement and the Indenture, to the extent permitted by law.

The provisions of this Section 13 shall survive any termination of this Agreement, in whole or in part.

14.        The Company acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to the Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not as the agent or fiduciary of the Company, (iii) the Company’s engagement of the several Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters, or any of them, have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

15.        Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

16.        Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.        Counterparts. The Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

18.        Recognition of the U.S. Special Resolution Regimes19. .

(a)        In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b)        In the event that any Underwriter that is a Covered Entity or a Covered Affiliate of any such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)        As used in this Section:

(i)    “Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)    “Covered Entity” means any of the following:

(A)    a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)    a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)    a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)    “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)    “U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

19.    Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

20.    Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Alberta Securities Law” shall mean the securities laws, rules, regulations and published policy statements applicable in the Province of Alberta.

“Applicable Time” shall mean the time specified in the Terms Agreement with respect to the purchase of particular Securities.

“Authorized Agent” shall mean CT Corporation System, New York, New York.

“Basic Prospectus” shall mean the prospectus referred to in the third paragraph of this Agreement contained in the Registration Statement at the Effective Date, or the Canadian short form shelf prospectus at the time the Reviewing Authority issued its final receipt for such short form shelf prospectus under National Instrument 44-102 Shelf Distributions.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are authorized or obligated by law or regulation to close in New York City, Toronto or Calgary.

“Canadian Documents” shall mean any documents incorporated by reference in the Canadian Final Prospectus when they were filed with the Reviewing Authority.

“Canadian Final Prospectus” shall mean the prospectus supplement relating to the Securities filed with the Reviewing Authority, together with the Basic Prospectus for which a final receipt was issued by the Reviewing Authority.

“Canadian Securities Laws” shall mean all applicable securities laws in each of the Canadian provinces and the respective rules and regulations under such laws, together with applicable published policy statements, blanket orders and applicable notices of security regulatory authorities in such provinces.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the Basic Prospectus, together with each Preliminary Final Prospectus that supplements the Basic Prospectus, as amended and supplemented to the Applicable Time, (ii) the final term sheet prepared and filed pursuant to Section 4(a) hereof and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto became or becomes effective.

“Environmental Claim” shall mean any administrative, regulatory or judicial action, suit, demand, demand letter, claim, lien, notice of non-compliance or violation, investigation or proceeding relating in any way to any Environmental Laws.

“Environmental Laws” shall mean any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Governmental Agency” shall mean any court or governmental agency or body or any arbitrator of any kind having jurisdiction over the Company or any of its subsidiaries or any of their properties.

“Governmental Authorization” shall mean any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with any statute, order, rule or regulation of any Governmental Agency.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Final Prospectus” shall mean any preliminary prospectus supplement to the Basic Prospectus which describes the Securities and the offering thereof and is used prior to filing of the U.S. Final Prospectus or the Canadian Final Prospectus, together with the Basic Prospectus filed with the Commission or with the Reviewing Authority.

“Registration Statement” shall mean the registration statement on Form F-10 (File No. 333-222652), including exhibits and financial statements, including any post-effective amendment thereto and including any prospectus supplement relating to the Securities that is filed with the Commission and deemed part of such registration statement and shall also mean such registration statement as so amended.

“Reserves Disclosure” means disclosure relating to the engineering evaluation of crude oil, natural gas liquids and natural gas interests of the Company prepared internally in accordance with the Canadian Securities Administrators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and contained in the Company’s 2013 annual information form.

“Reviewing Authority” shall mean the Alberta Securities Commission.

“Rule 405”, “Rule 164”, “Rule 173” and “Rule 433” refer to such rules under the Act.

“Shelf Procedures” shall mean the rules and procedures established under National Instrument 44-102 Shelf Distributions for the distribution of securities on a continuous or delayed basis.

“Significant Subsidiary” shall have the meaning set forth under Rule 1-02 of Regulation S-X under the Act.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

“U.S. Final Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to General Instruction II.L of Form F-10 after the Applicable Time, together with the Basic Prospectus, with the Commission.

ANNEX B

SIGNIFICANT CANADIAN SUBSIDIARIES

Name	Jurisdiction	Ownership Interest

Husky Oil Operations Limited	Alberta	100%

Husky Oil Limited Partnership	Alberta	100%

ANNEX C

FINAL TERM SHEET

Issuer:	Husky Energy Inc.

Anticipated Ratings:	Moody’s: Baa2; S&P: BBB

Principal Amount:	US$750,000,000

Coupon:	4.400%

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing October 15, 2019

Maturity Date:	April 15, 2029

Benchmark Treasury:	2.625% due February 15, 2029

U.S. Treasury Yield:	2.607%

Spread to Treasury	+ 180 bps
Benchmark:

Re-offer Yield:	4.407%

Initial Price to Public:	Per Note: 99.939%

Optional Redemption:	At any time prior to January 15, 2029 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes redeemed plus a make-whole premium of U.S. Treasury plus 30 bps and accrued but unpaid interest to the redemption date.

At any time on or after January 15, 2029 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

Settlement Date:	March 15, 2019 (T+2)

CUSIP:	448055AP8

ISIN:	CA448055AP81

Denominations:	U.S.$ 2,000 and integral multiples of
U.S.$ 1,000 in excess thereof.

Joint Book-Running	J.P. Morgan Securities LLC
Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	CIBC World Markets Corp.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
BMO Capital Markets Corp.
Mizuho Securities USA LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

Additional Selling Restrictions for the offering and sale of the notes.

Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that would require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the notes in Taiwan.

Dubai International Financial Centre

This final term sheet, the prospectus supplement and the accompanying prospectus relate to an “Exempt Offer” in accordance with the Markets Rules of the Dubai Financial Services Authority (“DFSA”). This final term sheet, the prospectus supplement and the accompanying prospectus are intended for distribution only to “Professional Clients” who are not natural persons as specified in the Market Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any information or documents in connection with Exempt Offers, including the accuracy or completeness of such information or documents. The DFSA has not approved this final term sheet, the prospectus supplement or the accompanying prospectus, nor taken steps to verify the information set forth herein or therein and has no responsibility for these documents. The DFSA has also not assessed the suitability of the securities to which these documents relate as to any particular investor or type of investor. The securities to which this final term sheet, the prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of these documents or are unsure whether the securities to which these documents relate are suitable for your individual investment objectives and circumstances, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), these documents are strictly private and confidential and are being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this final term sheet, the prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This final term sheet, the prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.